Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of ADA-ES, Inc. and Subsidiaries of our reports dated March 26, 2007 relating to our audits of the consolidated financial statements and internal control over financial reporting, which appear in the Company’s Annual Report on Form 10-K of ADA-ES, Inc. and Subsidiaries for the year ended December 31, 2006.

Our report dated March 26, 2007 on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 expressed an opinion that ADA-ES, Inc. had not maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Hein & Associates LLP
HEIN & ASSOCIATES LLP

Denver, Colorado

July 24, 2007